EXHIBIT 99.8

CONSENT OF PINCOCK, ALLEN & HOLT LTD.

        We hereby consent to the reference to our name and the use of information from our Bellavista Gold Project Costa Rica Technical Report in the Annual Information Form of Glencairn Gold Corporation for the year ended December 31, 2004 to be filed with Canadian securities commissions and in the Annual Report on Form 40-F of Glencairn Gold Corporation for the year ended December 31, 2004 to be filed with the United States Securities and Exchange Commission.

Dated at Toronto, Canada this 30th day of March, 2005.

PINCOCK, ALLEN & HOLT LTD.

/s/ G. Clow
Name G. CLOW
Title: P. Eng. as Principal